Filing under Rule 425 under
the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430
Qiao Xing Universal Announces its Intention to Make its Proposed Offer to Acquire All
Outstanding Shares of Qiao Xing Mobile Directly to Minority Shareholders
     HUIZHOU, China, Sept. 22 /PRNewswire-Asia-FirstCall/ —
This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law. Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.
     Qiao Xing Universal Resources, Inc. (Nasdaq: XING, the “Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that it intends to make an offer to acquire all outstanding shares of QXMC that it does not currently own (the “Minority Shares”), by way of a Scheme of Arrangement (the “Proposed Offer”) under British Virgin Islands law, directly to the holders of QXM’s Minority Shares (the “Minority Shareholders”). The Company intends to file a Schedule 13E-3 with respect to the Proposed Offer with the U.S. Securities and Exchange Commission and submit the necessary court filings to the Courts of the British Virgin Islands with respect to the Proposed Offer as soon as possible. The Company will make such materials available to Minority Shareholders as soon as practicable; however, it expects that the materials may not be available to the Minority Shareholders for several weeks. The Company has no intention of changing the terms of the Proposed Offer.
     The Company has proposed to issue 1.9 shares of its common stock plus US$0.80 in cash per share to the Minority Shareholders. The Company believes that the Proposed Offer is fair and reasonable to the Minority Shareholders and in the best interests of the shareholders of both QXMC and the Company. The Company described the Proposed Offer in a letter to the Special Committee of QXMC’s Board of Directors (the “Special Committee”) dated September 8, 2010.
     The Company had asked the Special Committee to advise it whether they believe they will be prepared to recommend to the Minority Shareholders that they accept the Proposed Offer by Friday, September 17, 2010 and subsequently extended that deadline to Wednesday, September 22, 2010. The Special Committee has indicated that it is working carefully and diligently with its advisors to evaluate the Proposed Offer and will respond as soon as is practicable, but will not be in a position to respond by Wednesday, September 22, 2010. Accordingly, the Company is proceeding with preparing the necessary documentation to make the Proposed Offer directly to the Minority Shareholders. The Proposed Offer, if completed, will result in QXMC becoming a privately held company. The Company currently owns approximately 61% of the outstanding shares of QXMC.
     About Qiao Xing Universal Resources, Inc.

     Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
     Forward Looking Statements
     This press release contains forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including, without limitation, statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations with respect to the Proposed Offer, including its intentions to make the Proposed Offer directly to the Minority Shareholders and not to change the terms of the Proposed Offer and statements regarding the availability to Minority Shareholders of materials relating to the Proposed Offer are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement. All information provided in this press release is as of September 22, 2010.
     Additional Information and Where to Find It
     Qiao Xing Universal Resources, Inc. plans to file a Schedule 13E-3 with the United States Securities and Exchange Commission (the “SEC”) in connection with the Proposed Offer. The Schedule 13E-3 will contain additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the Proposed Offer. The Schedule 13E-3 will contain important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer will be an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.

     The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be available when filed free of charge at the SEC’s web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:
For more information, please contact:
Qiao Xing Universal Resources
 Rick Xiao, Vice President
 Phone: +86-752-282-0268
 Email: rick@qiaoxing.com
CCG Investor Relations Inc.
 Mr. Ed Job, CFA
 Phone: +86-1381-699-7314 (Shanghai)
 Email: ed.job@ccgir.com
Filing under Rule 425 under
the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430
SOURCE Qiao Xing Universal Resources, Inc.